Exhibit 99.1

News Release
September 5, 2022

Turquoise Hill Enters into Definitive Agreements with Rio Tinto

MONTREAL – (BUSINESS WIRE) Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) (TSX: TRQ) (NYSE: TRQ) announced today that, based on the unanimous recommendation of an independent special committee of its board of directors (the “Special Committee”), it has entered into an arrangement agreement (the “Arrangement Agreement”) with Rio Tinto plc and Rio Tinto International Holdings Limited (“Rio Tinto”), a wholly-owned subsidiary of Rio Tinto plc, in respect of a transaction whereby Rio Tinto will acquire the approximately 49% of the issued and outstanding common shares of the Company that Rio Tinto does not currently own (the “Minority Shares”) for C$43.00 in cash per share (the “Transaction”), subject to approval by the Turquoise Hill minority shareholders and other customary closing conditions. Today’s announcement is the culmination of negotiations that took place following the September 1, 2022 public announcement of the term sheet entered into in connection with the Transaction.
The purchase price of C$43.00 per share reflects a 67% premium to Turquoise Hill’s closing price of C$25.68 per share on the Toronto Stock Exchange on March 11, 2022, being the last trading day prior to Rio Tinto’s initial public proposal to acquire Turquoise Hill (the “Initial Proposal”), and a 19% premium to Turquoise Hill’s closing price of C$36.12 on August 31, 2022, being the last trading day prior to the September 1, 2022 announcement of the term sheet.
Special Committee and Board Approval
The Special Committee was established by the Turquoise Hill Board of Directors (the “Board”) to consider the Initial Proposal, as well as other alternatives available to the Company and, if it deemed advisable, negotiate with Rio Tinto. Following a comprehensive evaluation of the Initial Proposal and extensive negotiations between the Special Committee and Rio Tinto on price and other terms of the Transaction, including amendments to the financing heads of agreement between the Company and Rio Tinto dated May 18, 2022 (the “HoA”) to address the Company’s near-term liquidity while the Transaction is pending, the Special Committee unanimously recommended that the Board approve the Transaction. The Board (excluding conflicted directors), having received the unanimous recommendation of the Special Committee, unanimously determined that the Transaction is in the best interests of Turquoise Hill and fair to the shareholders of Turquoise Hill other than Rio Tinto and its affiliates (the “Minority Shareholders”) and recommends that Minority Shareholders vote in favour of the Transaction at the special meeting of shareholders to be held to approve the Transaction.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Formal Valuation and Fairness Opinions
In connection with its review of the Transaction, the Special Committee retained TD Securities Inc. (“TD”) to prepare a formal valuation in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. TD delivered an oral opinion to the Special Committee that, as of August 31, 2022, and based on TD’s analysis and subject to the assumptions, limitations and qualifications to be set forth in TD’s written valuation, the fair market value of the common shares of the Company is in the range of C$42.00 to C$58.00 per common share. TD also delivered an oral opinion to the Special Committee that, as of August 31, 2022, and subject to the assumptions, limitations and qualifications to be set forth in TD’s written fairness opinion, the consideration to be received by the Minority Shareholders is fair, from a financial point of view, to such Minority Shareholders.
The Special Committee retained BMO Capital Markets (“BMO”) as its financial advisor in connection with its review of the Transaction. BMO delivered an oral opinion to the Special Committee that, as of September 5, 2022 and subject to the assumptions, limitations and qualifications to be set forth in BMO’s written fairness opinion, the consideration to be received by the Minority Shareholders pursuant to the Transaction is fair, from a financial point of view, to such Minority Shareholders.
Transaction Details
The Transaction is to be effected by way of a court-approved plan of arrangement under the Business Corporations Act (Yukon). The consummation of the Transaction is subject to a number of conditions customary to transactions of this nature, including, among others: (i) the approval of 66.67% of votes cast by the Company’s shareholders (including Rio Tinto) at a special meeting of shareholders; (ii) the approval of a simple majority of the votes cast by Minority Shareholders at such meeting; and (iii) court approval. Completion of the Transaction is not subject to any financing condition.
The Company expects to hold the special meeting of shareholders to consider and to vote on the Transaction as early as possible in the fourth quarter of 2022. If approved at the meeting, the Transaction is expected to close in the fourth quarter of 2022, subject to court approvals and other customary closing conditions.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Further details regarding the terms and conditions of the Transaction are set out in the Arrangement Agreement, which will be publicly filed by the Company under its profiles at www.sedar.com and www.sec.gov. Additional information regarding the terms of the Arrangement Agreement, the background of the Transaction and the independent valuation and fairness opinions will be provided in the information circular for the special meeting of shareholders, which will also be filed at www.sedar.com and www.sec.gov.
Amended HoA
Concurrently with entering into the Arrangement Agreement and as contemplated by the term sheet entered into on September 1, 2022, Rio Tinto and the Company entered into a further amended HoA in order to address the Company’s near-term liquidity needs while the Transaction is pending. The primary amendments to the HoA include:
•
Increasing the early advance facility agreed in May 2022 to US$650 million from US$400 million, provided that if there is an anticipated funding shortfall for March 2023, the parties will in good faith discuss increasing the early advance facility by up to an additional US$100 million;

•
Extending the date by which the initial equity offering required under the HoA (the “Initial Equity Offering”) must be conducted and early advance facility repaid from December 31, 2022 to March 31, 2023 and potentially to May 31, 2023 in certain events, including regulatory or other delays to the Transaction;

•
A new US$362 million commitment from Rio Tinto to provide additional bridge financing to Turquoise Hill in the event additional funds are required by the Company in respect of the December 2022 principal repayment under the Oyu Tolgoi project finance facility; and

•	Securing Rio Tinto’s commitment to participate pro rata in the Initial Equity Offering subject to certain pre-conditions set forth in the HoA.

Voting and Support Agreements

All independent directors and senior officers of the Company have entered into voting and support agreements to vote their Minority Shares in favour of the Transaction, subject to certain customary exceptions.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Advisors
BMO Capital Markets is acting as exclusive advisor to the Special Committee of Turquoise Hill and Blake, Cassels & Graydon LLP is acting as legal counsel to the Special Committee. TD has been retained by the Special Committee as independent valuator.
Norton Rose Fulbright Canada LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as Canadian and U.S. legal counsel, respectively, to Turquoise Hill.
Credit Suisse, RBC Capital Markets and Rothschild & Co are acting as financial advisors to Rio Tinto, and McCarthy Tétrault LLP and Sullivan & Cromwell LLP are acting as legal counsel.
About Turquoise Hill Resources
Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information
Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements with respect to the Transaction, including the expected timing of closing and various steps to be completed in connection with the Transaction, and other statements that are not historical facts.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions, including assumptions regarding the ability to complete the Transaction on the contemplated terms, that the conditions precedent to closing of the Transaction can be satisfied, and assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company operates.

Although the Company believes that the forward-looking statements in this news release are based on information and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of factors that could cause actual results to differ materially from management’s expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond the Company’s control and the effects of which can be difficult to predict: (a) the possibility that the Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and regulatory approvals and other conditions of closing necessary to complete the Transaction or for other reasons; (b) the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Transaction; (c) risks relating to the retention of key personnel during the interim period; (d) the possibility of litigation relating to the Transaction; (e) risks related to the diversion of management’s attention from the Company’s ongoing business operations; and (f) other risks inherent to the Company’s business and/or factors beyond its control which could have a material adverse effect on the Company or the ability to consummate the Transaction.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”).

Readers are further cautioned that the lists of factors enumerated in the Risk Factors section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q2 2022 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com